UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Marchex, Inc.
(Name of Issuer)

Class B common stock, par value
$0.01 per share (Title of Class of Securities)

56624R108
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Discovery Fund, LP 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,235,065

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,235,065

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,235,065

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,235,065

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,235,065

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,235,065

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,235,065

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,235,065

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,235,065

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,235,065

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,235,065

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,235,065

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,235,065

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,235,065

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,235,065

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,235,065

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,235,065

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,235,065

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	56624R108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,235,065

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,235,065

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,235,065

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	56624R108

Item 1.	Security and Issuer.

The name of the issuer is Marchex, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 520 Pike Street, Suite 2000, Seattle, Washington 98101, United States of America. This Schedule 13D relates to the Issuer's Class B common stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the “Fund”), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the “Fund GP”), (iii) Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”), (iv) Harbert Management Corporation, an Alabama corporation (“HMC”), (v) Jack Bryant, a United States citizen, (vi) Kenan Lucas, a United States citizen, and (vii) Raymond Harbert, a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(c)	Kenan Lucas is the Managing Director and Portfolio Manager of the Fund GP, which serves as the general partner of the Fund. Jack Bryant is a Senior Advisor to the Fund, and a Vice President and Senior Managing Director of HMC. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Fund GP. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Fund with certain operational and administrative services. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by Harbert Discovery Fund, LP is approximately $4,794,540.82.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that the securities were undervalued and represented an attractive investment opportunity.

The Reporting Persons have had and anticipate having further conversations with members of the Issuer’s management and board of directors regarding possible ways to enhance shareholder value. The topics of these conversations may cover a range of issues, including those relating to the Issuer’s business, management, board composition, operations, capital allocation, asset allocation, capitalization, corporate structure, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy and plans, executive compensation, organizational documents and corporate governance matters.

The Reporting Persons believe the current market price of the Shares does not reflect the Issuer’s intrinsic value. The Issuer has $42.5 million in cash, no debt, and a history of generating positive cash flow from operations. The Issuer generated over $106 million of revenue in 2019 with its emergent analytics software business growing and generating $52 million revenue, and the cash-flowing call marketplaces business stabilized and generating $54 million in revenue.

The Reporting Persons believe the analytics business is undervalued presently, and has the potential to deliver exponential value creation for shareholders over the coming years. Similar software businesses focused on speech, text, and call analytics are commonly valued at multiples of sales from 3-5x. A 3x multiple on the Issuer’s call analytics business alone accounts for +180% of the Issuer’s current market capitalization, excluding the potentially significant value of the considerable recorded voice data library and call marketplaces business.

The Issuer’s stock has fallen 52% over the past twelve months, and, in our opinion, the decline can largely be attributed to slower than expected growth in the analytics software business related to integration headwinds from the 2018 acquisitions of Callcap and Telmetrics. These acquisitions have concealed an otherwise rapidly growing analytics platform. The growth stumbles can also be linked to a transitioning business model, where the product quality, growth of the platform, and market opportunity outpaced sales leadership’s ability to fully convert the near-term sales pipeline.

Despite these challenges, the Reporting Persons believe the software analytics business will approach a growth inflection point in 2020. With new leadership in place with John Roswech joining as Chief Revenue Officer and Ryan Polley joining as Chief Product and Strategy Officer, the Issuer has a materially strengthened team managing the rollout of the Marchex Sales Edge Suite broadly, and Sales Edge Rescue product specifically. As well, recent conversations with the Issuer indicate that management has a solid grasp on the Callcap, Telmetrics, and Sonar Technologies acquisitions and expects any lingering integration issues to be resolved by the fourth quarter of 2020 at the latest.

After years of investment in the analytics products and platform, which we estimate exceeded $150 million, the Reporting Persons look forward to breakout sales growth in 2020. As the Issuer’s management team mentioned on the last earnings call, early momentum with the Sales Edge Rescue product and the expected expansion into a key OEM client could each independently drive material growth. With accelerating growth, the Reporting Persons can see a path to the Issuer’s stock trading over $5.75 per share (+186% upside from current levels), assuming 10% analytics sales growth in FY20, a 4x sales multiple on that business, and stable cash balance. Over the next twelve months, higher valuations could be reached if the market begins to ascribe the value of the marketplaces business and data library.

Absent a significant increase in growth in 2020 in the analytics business, the Reporting Persons anticipate the Issuer may consider a broad range of strategic options to maximize the value of its business units, balance sheet, intellectual property, and data library. Conversely, with rapid growth in the analytics business and the gross margin expansion that should accompany it, the Reporting Persons wonder if the analytics business will ultimately receive the maximal value as a standalone company, and also anticipate the company taking measures to simplify its structure and streamline its model over time. The Reporting Persons also expect the Issuer’s long-term track record of returning capital to shareholders through buybacks and special dividends to persist for the foreseeable future.

The Reporting Persons appreciate the energy and attention that Founder & Executive Chairman Russell Horowitz brings to the Issuer. He cares tremendously about the outcome of this company, and the Reporting Persons look to see his years of hard work become manifest in sustainable value creation for the Issuer’s shareholders.

At the time of this filing, the impact of COVID-19 remains unquantifiable. Based on our interactions with the Issuer and knowledge of the underlying markets, the Reporting Persons believe whatever impact the novel coronavirus could have on the Issuer should be transitory.

The Reporting Persons may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, potential changes in the matters set forth above. The Reporting Persons may discuss such matters with other shareholders or other third parties, including industry analysts, investment professionals, investors, potential acquirers, existing or potential strategic partners or competitors, service providers and financing sources. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions.

No Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons may in the future take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and board of directors, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Shares or selling some or all of its Shares, and/or engaging in hedging or similar transactions with respect to the Shares.

Item 5.	(a) - (e)

As of the date hereof, HFA, HMC, Fund GP, the Fund, Jack Bryant, Kenan Lucas and Raymond Harbert may be deemed to be the beneficial owners of 2,235,065 Shares, which constitutes 5.8% of the Shares, based upon 38,433,473* shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,235,065 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,235,065 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,235,065 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,235,065 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,235,065 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,235,065 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,235,065 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,235,065 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,235,065 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,235,065 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,235,065 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,235,065 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,235,065 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,235,065 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

*This outstanding Shares figure reflects the number of outstanding Shares at November 5, 2019, as reported in the Issuer's Form 10-Q, filed on November 8, 2019.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement
Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2020
(Date)

Harbert Discovery Fund, LP*

By:	Harbert Discovery Fund GP, LLC,
its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC*

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant*
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated March 12, 2020, relating to the Class B common stock, $0.01 par value per share of Marchex, Inc. shall be filed on behalf of the undersigned.

March 12, 2020
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC,
its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and
General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Number of Shares Acquired	Price Per Share
01/06/20	10,000	3.6996
01/10/20	15,274	3.5682
01/14/20	1,100	3.5700
01/21/20	22,230	3.5444
01/22/20	7,754	3.4588
01/23/20	15,000	3.4780
01/23/20	15,000	3.4600
01/27/20	14,652	3.4175
01/28/20	15,200	3.5026
01/29/20	24,646	3.4982
01/30/20	3,477	3.4642
01/31/20	6,620	3.3723
01/31/20	10,839	3.3972
02/03/20	2,480	3.4633
02/04/20	2,000	3.4565
02/06/20	506	3.5000
02/07/20	5,400	3.5447
02/13/20	2,700	3.1082
02/13/20	100	3.0600
02/13/20	25,000	3.1461
02/13/20	25,000	3.1179
02/13/20	25,000	3.0855
02/13/20	25,000	3.1656
02/13/20	1,600	3.2909
02/14/20	25,000	3.2105
02/14/20	25,000	3.1696
02/14/20	25,000	3.1499
02/14/20	19,300	3.1163
02/18/20	150,000	3.0490
02/19/20	9,740	2.9942
02/19/20	25,000	2.9351
02/21/20	19,500	2.9995
02/24/20	12,400	2.9600
02/25/20	45,150	2.8938
02/26/20	6,119	2.7000
02/27/20	58,817	2.6189
02/28/20	139,685	2.5692
03/02/20	51,100	2.6477
03/03/20	200,000	2.6000
03/03/20	12,882	2.5096
03/05/20	11,000	2.4650
03/09/20	24,935	2.3305
03/09/20	25,000	2.2700
03/10/20	6,200	2.1139
03/11/20	700	1.9750